

07007914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penvest Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PenVest Securities, Inc. 2728 Birchwood Ave.
(No. and Street)

Wilmette (City) Illinois (State) 60091-2103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd., Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Terry Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PenVest Securities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
A.A. Osafo
Notary Public, State of Illinois
Cook County
My Commission Expires 01/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENVEST SECURITIES INC.
Wilmette, Illinois

Computation of Net Capital and Aggregate Indebtedness
For the Fifteen Month Period Ended March 31, 2007

Net Capital Computation:		
Stockholder's equity at year end	$	173,336
Less:		
Property and equipment		(4,084)
CRD daily account		(630)
Prepaid consulting		(5,000)
Other assets		(144,430)
Net capital	$	19,192
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	173
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	2,598
Aggregate indebtedness	$	2,598
Percentage of Aggregate Indebtedness to Net Capital		14 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	19,192

See Independent Auditors' Report



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

Independent Auditors' Report

Board of Directors
PenVest Securities Inc.
Wilmette, Illinois

We have audited the accompanying balance sheet of PenVest Securities Inc. as of March 31, 2007 and the related statements of operations , changes in stockholder's equity and cash flows for the fifteen month period then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PenVest Securities Inc. at March 31, 2007 and the results of its operations and its cash flows for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

May 24, 2007

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Independent Auditors' Report on Internal Control

To the Board of Directors,
PenVest Securities Inc.

In planning and performing our audit of the financial statements of PenVest Securities Inc. for the fifteen month period ended March 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PenVest Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control was for the limited purposed described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a material weakness:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of PenVest Securities Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

May 24, 2007

PENVEST SECURITIES INC.
Wilmette, Illinois

AUDITED FINANCIAL STATEMENTS

Fifteen Month Period Ended March 31, 2007

TABLE OF CONTENTS

PENVEST SECURITIES INC.
Wilmette, Illinois

Balance Sheet
March 31, 2007

ASSETS

Current Assets:		
Cash and equivalents	$	22,420
Prepaid consulting		5,000
Total current assets		27,420
Property and Equipment:		
Furniture and equipment		5,954
Accumulated depreciation		1,870
Net book value		4,084
Other Assets		
Officer's advance		64,458
Loan receivable - Blue Sky Group		20,500
Investment - Blue Sky Group (at cost)		25,028
Client list / goodwill		32,500
Non-complete covenant		1,944
Total other assets		144,430
Total assets	$	175,934

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	2,598
Stockholder's Equity:		
Common stock		1,000
Additional paid in capital		203,148
Retained earnings (deficit)		(30,812)
Total stockholder's equity		173,336
Total liabilities and stockholder's equity	$	175,934

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Wilmette, Illinois

Statement of Operations
For the Fifteen Month Period Ended March 31, 2007

Income:		
Mutual fund/12-B1 commissions	$	42,833
Legent commissions		124,149
Postage & handling charges		11,922
Interest income		3,883
Loss on expired investments		(3,275)
Facility expense reimbursement		19,500
Management fees		15,000
Insurance commission		1,497
Total Income		215,509
Expenses:		
Clearing costs		78,580
Administrative costs		1,653
Commissions paid		14,513
Consulting fees		10,965
Group health insurance		2,980
Medical reimbursement		4,530
ILX quotes		3,603
Licensing & fee expense		8,623
Auto Lease Expense		2,253
Office rent expense		6,672
Telephone expense		2,976
Utilities expense		1,745
Office supplies		1,485
Postage expense		1,191
Legal & professional expense		8,132
Dues and subscriptions		1,291
Chartiable donations		386
Maintenance & repairs		169
Advertising		974
Travel expense		3,279
Educational expense		525
Auto Expense		2,028
Depreciation expense		1,571
Amortization expense		556
Total expenses		160,680
Net Income	$	54,829

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Wilmette, Illinois

Statement of Changes in Stockholder's Equity
For the Fifteen Month Period Ended March 31, 2007

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholder's Equity
Balance, December 31, 2005	$ 25,200	$ 125,948	$ (85,641)	$ (52,000)	$ 13,507
Sale of additional stock	1,000	104,000	-	-	105,000
Retirement of treasury stock	(25,200)	(26,800)	-	52,000	-
Net income	-	-	54,829	-	54,829
Balance, March 31, 2007	$ 1,000	$ 203,148	$ (30,812)	$ -	$ 173,336

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Wilmette, Illinois

Statement of Cash Flows
For the Fifteen Month Period Ended March 31, 2007

Cash Flows from Operating Activities:		
Net income	$	54,829
Depreciation and amortization		2,127
Loss on expiration of warrants		3,275
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Officer's Advance		(64,458)
Loan receivable - Blue Sky Group		(20,500)
Prepaid consulting expense		(5,000)
Accounts payable		2,596
Net cash used by operating activities		(27,131)
Cash Flows from Investing Activities:		
Investment - Blue Sky Group		(25,028)
Purchase of furniture, fixtures & equipment		(4,457)
Purchase of client list and non-compete coventant		(35,000)
Proceeds from warrants		25
Net cash used for investing activities		(64,460)
Cash Flows from Financing Activities:		
Proceeds from stock sales		105,000
Increase in cash and equivalents		13,409
Cash and equivalents, Beginning of year		9,011
Cash and equivalents, End of year	$	22,420

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES INC.
Wilmette, Illinois

Notes to Financial Statements
March 31, 2007

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities. The Company has changed it's year end from December 31 to March 31.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account, savings account, Legent clearing account, and the Central Registration Depository (CRD) daily account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at March 31, 2007. Because the Company does not handle customers' securities, per Rule 15(c)3-3 regarding computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their useful lives. Depreciation expense for the period ended March 31, 2007 was $1,571.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration

Substantially all of the Company's commission income is received from two investment companies.

Customer Lists / Goodwill

Customer lists are stated at costs. In accordance with FASB # 142, the Company, on an annual basis determines the extent the value of customer lists has been impaired. For 2006-2007, management estimated the value was not impaired, and therefore no expense was recorded this period.

PENVEST SECURITIES INC.
Wilmette, Illinois

Notes to Financial Statements
March 31, 2007
(Continued)

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company's net capital and required net capital were $19,192 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 14%.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$ .001 Par - Voting	2,000,000	1,000,000

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended March 31, 2007. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company has federal and state net operating loss carryovers of approximately $15,000, which are scheduled to expire in various periods through 2020. During 2006 – 2007, the Company utilized net loss carryovers resulting in a tax benefit of approximately $10,000.

Due to the uncertainty of the realization of future tax benefit, the Company has not recorded a deferred tax asset for the value of the net operating losses.

6. Related Party Activity

During the period, the Company entered into the following related-party transactions:

a) Administrative fees paid to PenVest Administrative Service, previously an affiliated company	$2,328
b) Blue Sky Group, an affiliated company	
1) Facilities and management fees received	34,500
2) Loan receivable	20,500
c) Advance to majority shareholder	64,458

PENVEST SECURITIES INC.
Wilmette, Illinois

Notes to Financial Statements
March 31, 2007
(Continued)

7. Equity Transactions

In April 2006, the majority shareholder made a capital contribution of $5,000 to purchase 100 shares of common voting. That same month, a stock split of 4500 to 1 increased the outstanding shares to 900,000. This split was amended in June 2006 to 1000 to 1 based upon the actual number of 900 shares outstanding. In May 2006, another shareholder made a capital contribution of $100,000 to purchase 100,000 shares of common stock. Also In May 2006, the Company purchased a 2.57% interest in Blue Sky Group, Inc. for a total of $25,025.

Majority shareholder	900,000 shares
Other shareholder	100,000 shares
Total common stock shares	1,000,000 shares

8. Lease Commitment

The Company leases its office space on a month to month basis. Total rent paid for the fifteen month period ending March 31, 2007 was $6,672.

END